Eskala Inc and Consolidations

Financial Statements

For the fiscal year ended December 31, 2022, and 2023

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# Eskala Inc and Consolidations
## Balance Sheet

January 01 2022 - December 31 2023

| | FY 2022 | FY 2023 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and Equivalents | $389,310 | $198,803 |
| Main Portfolio | $2,071,122 | $2,747,787 |
| Third Party Portfolio | $432,819 | $312,636 |
| Other Receivables | $35,687 | $11,350 |
| Prepaid Expenses | - | - |
| Taxes | $881 | $2,815 |
| Total Current Assets | $2,929,819 | $3,273,392 |
| **Non-Current Assets** | | |
| Fixed Assets | $5,347 | $4,127 |
| Investments | - | - |
| Total Non-Current Assets | $5,347 | $4,127 |
| **Total Assets** | **$2,935,166** | **$3,277,519** |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Vendors | $21,000 | $15,585 |
| Payroll Liabilities | $44,657 | $43,801 |
| Related Party Payable | $406,030 | $42,125 |
| Deferred Revenue | - | - |
| Other Current Liabilities | $25,543 | $398,341 |
| Total Current Liabilities | $497,231 | $499,851 |
| **Non-Current Liabilities** | | |
| Kiva Line of Credit | $45,000 | $232,031 |
| Lines of Credit | $341,000 | $171,000 |
| Long Term Liability | $371,173 | $135,508 |
| Total Non-Current Liabilities | $757,173 | $538,539 |
| **Total Liabilities** | **$1,254,403** | **$1,038,390** |
| | **FY 2022** | **FY 2023** |
| **Net Assets** | **$1,680,763** | **$2,239,128** |
| **Owners Equity** | | |
| Net Income | ($254,687) | ($112,995) |
| Restricted Stocks | $230,980 | $230,980 |
| Retained Earnings | ($865,762) | ($1,120,212) |
| Share capital | $2,570,231 | $3,241,355 |
| Total Owners Equity | $1,680,763 | $2,239,128 |

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# Eskala Inc and Consolidations
## Income Statement

January 01 2022 - December 31 2023

| | FY 2022 | FY 2023 |
|---|---|---|
| **Income and Gains** | | |
| Program Income | $3,655 | - |
| Income | $222,314 | $332,045 |
| Dividend income | - | $28,174 |
| Administrative Income | $57,694 | $37,045 |
| Miscellaneous Revenue | - | $29,768 |
| Total Income and Gains | $283,663 | $427,032 |
| **Gross Profit** | **$283,663** | **$427,032** |
| **Expenses** | | |
| Administrative Expenses | $477,296 | $373,949 |
| Operational Expenses | ($126,281) | $48,297 |
| Total Expenses | $351,014 | $422,246 |
| **Operational Profit** | **($67,351)** | **$4,785** |
| **Other Income** | | |
| Exchange Gain or Loss | $17 | $184 |
| Elimination Effects | ($3,402) | ($1,053) |
| Total Other Income | ($3,384) | ($868) |
| **Other Expenses** | | |
| Stock Compensation | $129,644 | - |
| Financial Expenses | $16,359 | $23,308 |
| Fines and Charges | - | $848 |
| Bank Fees | $1,000 | $2,656 |
| Other Expense | $2,195 | $4,341 |
| Total Other Expenses | $149,199 | $31,152 |
| **EBITDA** | **($219,934)** | **($27,235)** |
| **Interest, Taxes, Depreciation and Amortization** | | |
| Allowance of Doubtful Accounts | - | $1,642 |
| Taxes | $25,827 | $32,315 |
| | **FY 2022** | **FY 2023** |
| Interest expense | $8,151 | $50,592 |
| Depreciation | $775 | $1,211 |
| Total Interest, Taxes, Depreciation and Amortization | $34,753 | $85,759 |
| **Net Income** | **($254,687)** | **($112,995)** |

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# Eskala Inc and Consolidations
## Statement of Cash Flows

January 01 2022 - December 31 2023

| | FY 2022 | FY 2023 |
|---|---|---|
| **Trading Activities** | | |
| Cash Received | ($351,658) | ($112,159) |
| Cash Paid | ($787,316) | ($439,719) |
| **Accounts** | | |
| Interest Paid | ($8,151) | ($59,111) |
| Tax Paid | ($25,871) | ($32,334) |
| Total Accounts | ($34,022) | ($91,446) |
| Total Cash Flows from Operating Activities | ($1,172,995) | ($643,324) |
| **Cash Flow from Investing Activities** | | |
| Proceeds from sale/(acquisition) of Property, Plant and Equipment | ($5,468) | - |
| Movements in Other Non-Current Assets | $202,752 | - |
| Total Cash Flows from Investing Activities | $197,283 | - |
| Free Cash Flow | ($967,561) | ($584,213) |
| **Cash Flow from Financing Activities** | | |
| Proceeds from/(Repayment of) Borrowings | $305,809 | $17,031 |
| Proceeds from/(Repayment of) Equity | $494,247 | $671,124 |
| Movements in other equity and other non-current liabilities | $168,421 | ($235,664) |
| Distributions Paid | $35,397 | $236 |
| Total Cash Flows from Financing Activities | $1,003,874 | $452,727 |
| **Summary** | | |
| Opening Balance | $361,148 | $389,310 |
| Movement | $28,162 | ($190,598) |
| Exchange Rate Recon Change | - | $91 |
| Closing Balance | $389,310 | $198,803 |

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# Eskala Inc and Consolidations
## Statement of Changes in Equity

At 31 December 2023

| | Equity | Retained Earnings | Total Owners Equity |
|---|---|---|---|
| Balances as of 31 December 2021 | $2,306,964 | ($901,159) | $1,405,806 |
| Loss for the period | - | ($19,355) | ($19,355) |
| Balances as of 31 December 2022 | $2,306,964 | ($920,514) | $1,386,450 |
| Loss for the period | - | ($5,225) | ($5,225) |
| Adjustments | - | ($0) | ($0) |
| Balances as of 31 December 2023 | $2,306,964 | ($925,739) | $1,381,226 |

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Eskala Inc and Consolidations
Notes to the Financial Statements
For the fiscal year ended December 31, 2022, and 2023
$USD

## 1. ORGANIZATION AND PURPOSE

Eskala Inc and Consolidations (the "Company") is a Microfinance Services corporation organized in October 2020.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

**Basis of preparation**
The monthly financial statements are prepared in accordance with the generally accepted accounting principles in the United States of America.
**Foreign Currencies**
The translation of the financial statements of a foreign entity is done by using the closing rate for all assets and liabilities and, the average rate for all statement of profit and loss items. Differences are classified as equity until disposal of the net investment.
**Borrowing Costs**
Borrowing costs are recognized as an expense in the period in which they are incurred.
**Cash and Cash Equivalents**
Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk in change in value.
**Fixed Assets - Property, Plant and Equipment**
Plant and equipment consist of computer equipment. Plant and equipment are measured at cost less depreciation. Assets are written down to their recoverable amounts if the recoverable amounts are lower than the carrying amounts. Depreciation is calculated on a straight-line bases over the expected useful lives of the assets by taking into account their residual values and in line with the write down periods prescribed by the applicable regulation. The expected useful lives are:
Computer equipment: straight line over 3 years
The cost of an item of property, plant and equipment is recognized as an asset when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. If a replacement cost is recognized in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognized.
**Impairment of Assets**
The entity assesses at each statement of financial position date whether there is any indication that an asset may be impaired. If any such indication exists, the entity estimates the recoverable amount of the asset. Irrespective of whether there is any indication of impairment, the entity also: - Tests intangible assets for impairment annually by comparing its carrying amount with its recoverable amount. - This impairment test is performed during the annual year and at the same time every year; and - Tests goodwill acquired in a business combination for impairment annually.
If there is any indication that an asset may be impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.

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The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. If the recoverable amount of an asset is less than it is carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss. An impairment loss of assets carried at cost less any accumulated depreciation or amortization is recognized immediately in profit or loss.

An entity assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

### Investment Property

Investment property is recognized as an asset when, and only when, it is probable that the future economic benefits that are associated with the investment property will flow to the entity, and the cost of the investment property can be measured reliably. Investment property is initially recognized at cost. Transaction costs are included in the initial measurement. Costs include costs incurred initially and costs incurred subsequently to add to, or to replace a part of, or service a property. If a replacement part is recognized in the carrying amount of the investment property, the carrying amount of the replaced part is derecognized. Subsequent to initial measurement investment property is measured at fair value where such can be measured reliably without undue cost or effort at each reporting date with changes in fair value recognized in profit or loss.

### Loans Payable/Receivable

These financial instruments are classified as held to maturity and are carried at amortized cost.

### Financial Instruments

The entity's financial instruments consist mainly of loans and trade and other payables. The fair value therefore approximates the carrying value.

The carrying amounts of the following financial instruments approximate their fair values as:- Loans receivable - valued at amortized cost; and - Trade and other payables - subject to normal trade credit terms and relatively short payment cycle.

Significant risks of financial instruments: Due to the nature and extent of the entity's financial instruments, the entity is not unduly exposed to interest rate or exchange rate risk.

### Equity

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

### Foreign Currencies

The translation of the financial statements of a foreign entity is done by using the closing rate for all assets and liabilities and the average rate for all statement of profit and loss items. Differences are classified as equity until disposal of the net investment.

### Provisions and Contingencies

Provisions are recognized when: - The entity has a present obligation as a result of a past event; - It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and - A reliable estimate can be made of the obligation.

The amount of a provision is the present value of the expenditure expected to be required to settle the obligation. Contingent assets and contingent liabilities are not recognized.

### Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions have been satisfied: - The risks and rewards of ownership are transferred to the purchaser; - It is probable that the economic benefits associated with the transaction will flow to the entity; - The costs incurred or to be incurred in respect of the transaction can be measured reliably; and - The entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of business, net of trade discounts and volume rebates, and value added tax. Service fees included in the price of the product are recognized as revenue over the period during which the service is performed.

**Significant Judgement**

In preparing the monthly financial statements, management is required to make estimates and assumptions that affect the amounts represented in the monthly financial statements and related disclosures. Use of available information and the application of judgement is inherent in the formation of estimates. Actual results in the future could differ from these estimates, which may be material to the monthly financial statements. Significant judgements are included in this section.

Taxation Judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The entity recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due.

Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The entity recognizes the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the entity to make significant estimates related to expectations of future taxable income.

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the entity to realize the net deferred tax assets recorded at the end of the reporting period could be impacted.

Trade receivables the entity assesses its trade receivables for impairment at the end of each reporting period. In determining whether an impairment loss should be recorded in profit or loss, the entity makes judgements as to whether there is observable data indicating a measurable decrease in the estimated future cash flows from a financial asset. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments are considered indicators that the contract debtor is impaired. The amount of the provision is the difference between the debtor's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Impairment testing the recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the key assumptions may change which may then impact our estimations and may then require a material adjustment to the carrying value of intangible and tangible assets. The entity reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

In addition, intangible assets are tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of intangible and tangible assets are inherently uncertain and could materially change over time.

Residual values and useful lives the entity estimates that the useful life of property, plant and equipment, being the period of time for which the assets can be utilized without significant modifications, replacements or improvements per the accounting policies. The carrying value of intangible assets is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

**Taxation**

Current taxation Current tax for current and prior periods is, to the extent unpaid, recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognized as an asset.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. No provision for taxation will be made if an assessed loss was incurred in the current year or brought forward from previous years.

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Deferred taxation Deferred taxation is determined on all temporary differences between the carrying values and tax bases of assets and liabilities. The entity recognizes the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

DocuSigned by:

*Colleen O'Brien*

3E38E9E14055417...

Colleen O'Brien

CEO

4/2/2024

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